(d)(3)(iv)

AMENDED SCHEDULE A

to the

EXPENSE LIMITATION AGREEMENT

VOYA SERIES FUND, INC.

OPERATING EXPENSE LIMITS

	Maximum Operating Expense Limit (as a percentage of average net assets)
	Classes
Name of Fund*	A	B	C	I	O	R	R6	W
Voya Capital Allocation Fund(1) Term Expires October 1, 2011 Initial Term for Class W Shares Expires October 1, 2012	1.15%	1.90%	1.90%	0.90%	1.15%	N/A	N/A	0.90%

Voya Corporate Leaders® 100 Fund Term Expires October 1, 2013 Initial Term for Class O Shares Expires October 1, 2013 Initial Term for Class R Shares Expires October 1, 2013 Initial Term for Class R6 Shares Expires October 1, 2015	0.90%	1.65%	1. 45%	0.65%	0.90%	1.15%	0.65%	0.65%

Voya Global Target Payment Fund(1), (2)	1.30%	2.05%	2.05%	0.99%	N/A	1.55%	N/A	1.05%

(1) These operating expense limits take into account operating expenses incurred at the underlying Fund level.

(2) The expense limits will remain in effect for the following period, whichever is longer: 1) five years after the shareholder approval of the bifurcated advisory fees; or 2) two years after the last tranche of the ING US IPO (now known as Voya Financial, Inc.).

	Maximum Operating Expense Limit (as a percentage of average net assets)
	Classes
Name of Fund*	A	B	C	I	O	R	R6	W
Voya Mid Cap Research Enhanced Index Fund Term Expires October 1, 2013	1.00%	1.75%	1.50%	0.75%	1.00%	1.25%	N/A	0.75%

Voya Small Company Fund Initial Term Expires October 1, 2006 Initial Term for Class W Shares Expires October 1, 2009 Initial Term for Class R6 Shares Expires October 1, 2014 Initial Term for Class R Shares Expires October 1, 2017	1.50%	2.25%	2.25%	1.25%	1.50%	1.75%	1.04%	1.25%

/s/ HE
HE

Effective Date: October 1, 2016 to add Class R shares for Voya Small Company Fund.

*This Agreement shall automatically renew for one-year terms with respect to a Fund unless otherwise terminated in accordance with the Agreement.